FORM 4

   (  )    Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

         SECURITIES AND EXCHANGE COMMISSION         _____________________
              Washington, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
    Securities Exchange Act of 1934 (the           |BURDEN HOURS         |
    "1934 Act"), Section 17(a) of the Public       |PER RESPONSE 0.5     |
    Utility Holding Company Act of 1935            |_____________________|
    or Section 30(f) of the Investment
    Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
      Helix Investments (Canada) Inc.
      70 York Street, Suite 1700
      Toronto, Ontario, Canada, M5J 1S9
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol
      The Panda Project, Inc.         PNDA
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
      N/A
   ____________________________________________________________________________
   4. Statement for Month/Year
      July 1997
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)
      N/A
   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    (  ) DIRECTOR
    (X ) 10% OWNER
    (  ) OFFICER (GIVE TITLE BELOW)
    (  ) OTHER (SPECIFY TITLE BELOW)

_____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    (X ) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)
      Common Shares
   ____________________________________________________________________________
   2. Transaction Date(s) (Month/Day/Year)
      (a) 07/02/97; (b) 07/14/97; (c) 07/18/97; (d) 07/25/97
   ____________________________________________________________________________

   3. Transaction Code(s) (Instr. 8)
      (a) P; (b) P; (c) P; (d) P
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      (a) 69,000 Acquired at approximately $2.78 per share.
      (b) 33,500 Acquired at approximately $2.65 per share.
      (c) 20,000 Acquired at approximately $3.145 per share.
      (d) 20,000 Acquired at approximately $4.00 per share.
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 1,268,101
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      Indirect
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)
      See Explanation (1) below.
   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)
      (a) Warrants; (b) Warrants; (c) Warrants
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security
      (a) $3.75; (b) $40.00; (c) $11.00
   ____________________________________________________________________________
   3. Transaction Date(s) (Month/Day/Year)
      (a) 12/31/96; (b) N/A; (c) N/A
   ____________________________________________________________________________
   4. Transaction Code(s) (Instr. 8)
      (a) J; See Explanation (2) below; (b) N/A; (c) N/A
   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)
      (a) 116,674 Disposed; (b) N/A; (c) N/A
   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)
      (a) N/A; (b) Now to 07/14/98; (c) Now to 07/16/01
   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      (a) N/A; (b) 54,348 Common Shares; (c) 200,000 Common Shares
   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)
      (a) N/A; (b) N/A; (c) N/A
   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
      (a) N/A; (b) 54,348; (c) 200,000.  254,348 in total.
   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)
      (a) N/A; (b) Indirect; (c) Indirect
   ____________________________________________________________________________

   11. Nature of Indirect Beneficial Ownership (Instr. 4)
       (a) N/A; (b) See Explanation (3) below; (c) See Explanation (3) below
   ____________________________________________________________________________

   EXPLANATION OF RESPONSES:

   THIS FILING CONSTITUTES THE FIRST ELECTRONICALLY FILED FORM 4 FILED BY THE REPORTING PERSON, AND THEREFORE RESTATES CERTAIN INFORMATION CONTAINED IN PREVIOUSLY FILED FORMS 3 AND 4.

   (1) Of the 1,268,101 Common Shares, 142,500 are owned by Helix (PEI) Inc. ("Helix PEI") and 1,125,601 are owned by Philippi Investments Ltd. ("Philippi"). Philippi is a wholly owned subsidiary of Helix PEI, and Helix PEI is a wholly owned subsidiary of Helix Investments (Canada) Inc. ("Helix Canada"). Donald C. Webster holds an approximate 44.1% equity interest in Helix Canada.

   (2)  116,674 Warrants expired unexercised on 12/31/96.

   (3) Of the total of 254,348 Warrants, 54,348 are owned by Helix PEI and 200,000 are owned by Philippi.

   The 1,268,101 Common Shares reported on herein have been reported separately by each of Donald C. Webster, Helix Canada, Helix PEI and Philippi (together with Donald C. Webster, Helix Canada and Helix PEI, the "Reporting Persons"); the 200,000 Warrants to purchase 200,000 Common Shares reported on herein have been reported separately by each Reporting Person, and the 54,348 Warrants to purchase 54,348 Common Shares reported on herein have been reported separately by each Reporting Person other than Philippi, all in accordance with Rule 16a- 1(a)(3) promulgated under the 1934 Act. In accordance with Rule 16a-1(a)(4) promulgated under the 1934 Act, the Reporting Person filing this form declares that such filing is not to be construed as an admission that such Reporting Person is, for the purpose of Section 16 of the 1934 Act or otherwise, the actual beneficial owner of any of the securities reported on herein.

        HELIX INVESTMENTS (CANADA) INC.

        /s/ May A. Anis                            09/02/97
        _________________________________          ________
        **  SIGNATURE OF REPORTING PERSON          DATE
        May A. Anis
        Secretary-Treasurer
   _______________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).